Exhibit (a)(22)


                    LANDRY'S SEAFOOD RESTAURANTS, INC.
                COMPLETES MERGER WITH RAINFOREST CAFE, INC.


      Houston, TX, December 1, 2000 - Landry's Seafood Restaurants, Inc. (NYSE: LNY) announced today that it has completed its acquisition of Rainforest Cafe, Inc. and is now the owner of 100% of all the outstanding shares of Rainforest.

      As a result of the merger, which became effective today, all outstanding shares of Rainforest common stock were converted into the right to receive $3.25 per share in cash, without interest.

      Rainforest shareholders who hold stock certificates have received a letter of transmittal in the mail regarding the process to surrender their shares for cash. Rainforest shareholders whose shares are held through banks or brokers should have already received information about their holdings from those institutions.

      According to Tilman J. Fertitta, Chairman, President and CEO of Landry's, "With the merger now complete, we can resume our focus on the immediate integration of the two companies. To date, we have already implemented a new menu for Rainforest in a test market, and have shifted many of the operational responsibilities to Houston, Texas."


      Landry's now owns and operates approximately 190 restaurants in 33 states.

      Any shareholders of Rainforest who have questions concerning receipt of the merger consideration should contact Rainforest's information agent, Innisfree M&A Incorporated, at (888) 750-5834, or the Investor Relations Department of Landry's at (713) 850-1010.

 For Landry's Seafood Restaurants, Inc. Investors

 CONTACT:   TILMAN J. FERTITTA               OR    PAUL S. WEST
            CHAIRMAN, PRESIDENT AND C.E.O.         VICE PRESIDENT-
            (713) 850-1010                         FINANCE AND CFO
                                                   (713) 850-1010
                                                   email:  Pwest@Ldry.com
                                                   www.LandrysSeafood.com